SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 28, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Amended Form 6K dated March 28, 2003, to the announcement of LM Ericsson Telephone company, dated March 10, 2003, regarding Annual General meeting (AGM) April 8, 2003, containing more detailed items 15 and 16.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Globe Arena, entrance the Annex, Globentorget, Stockholm, Sweden at 4.00 p.m. on Tuesday, April 8, 2003.

Notice of attendance

Shareholders who would like to attend the Annual General Meeting shall give notice hereof to the Company not later than 4 p.m. on Wednesday, April 2, 2003 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 4455 between 10.00 a.m. and 4.00 p.m. weekdays, or by facsimile no. +46 (0)8 775 8018. Notice may also be given within prescribed time by mail to Telefonaktiebolaget LM Ericsson, Corporate Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

In order to facilitate the registration at the Meeting, powers of attorney, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Monday, April 7, 2003.

Participants

Only those shareholders, who have been entered into the transcription of the share register of Friday, March 28, 2003, kept by VPC AB (Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given. Shareholders, whose shares are registered in the name of a nominee, must temporarily be entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Friday, March 28, 2003, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are trading via the Internet.

Agenda

The following items will be dealt with at the Meeting:

1	Electionof the chairman of the Meeting.

2	Preparation and approval of the voting list.

3	Approvalof the agenda of the Meeting.

4	Determination as to whether the Meeting has been properly announced.

5	Electionof two persons approving the minutes.

6       a)      Presentation of the Annual Report, the Auditors’ Report, the Consolidated Accounts and the Auditors’ Report on the Consolidated Accounts.

b)	The President’s speech and the shareholders’ possible questions to the Board of Directors and the Management.

7	Approvals:

a)	The Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group.

b)	Discharge of liability for the members of the Board of Directors and the President.

c)	Determinationof the appropriation of the loss in accordance with the approved Balance Sheet.

8	Determinationof the number of members and deputy members of the Board of Directors.

9	Determinationof the fee payable to the Board of Directors.

10	Electionof Board members and deputy Board members.

11	Determinationof the number of deputy Auditors.

12	Determinationof the fee payable to the Auditors.

13	Electionof Auditors and deputy Auditors.

14	Electionof members of the Nomination Committee and determination of the fee to the Committee.

15	The Board of Directors’ proposal for transfer of own stock in relation to resolution on the Global Stock Incentive Program 2001.

16	The Board of Directors’ proposal for

a)	implementation of the Stock Purchase Plan 2003 and, on account of this,
b)	amendment of the Articles of Association;
c)	directed stock issue;
d)	authorization for the Board to decide on a directed offer to acquire own stock, and
e)	transfer of re-purchased own stock.

17	Einar Hellbom’s proposal for resolution by the Meeting for equal voting rights for share of series A and B.

18	Robert Österbergh’s proposal for resolution by the Meeting for the Company a) to establish an ethic code based on United Nations’ convention on human rights and ILO’s conventions, b) to establish a procedure whereby an ethical audit would be performed by a special independent auditor and the result of the audit would be published in the annual report, c) to describe in the annual report each Board member’s possible participation in various lobby groups, d) to account for the Company’s possible contributions to lobby groups and the purpose therefor, and e) to account for possible contributions to foreign politicians or political parties.

19	Closing.

Item 7 c) Dividend

The Board of Directors proposes no dividend be paid for year 2002.

Items 8, 9 and 10 Number of Board Members and Deputy Board Members, Fee to the Board of Directors, and Election of Board Members and Deputy Board Members

The Nomination Committee proposes

•	the number of Board members be nine without any deputy Board members;

•	the fee to the Board of Directors be maximum SEK 8 million to be distributed by the Board of Directors among its members; further it is proposed the Chairman of the Board receives an additional temporary fee of SEK 5.5 million for each of the year 2002 and 2003 in appreciation of his exceptional work efforts during 2002, all beyond the normal duties of a chairman, and which will be required by the Chairman also during 2003.

•	re-election of the members of the Board Peter Bonfield, Sverker Martin-Löf, Eckhard Pfeiffer, Peter Sutherland, Michael Treschow, Lena Torell and Marcus Wallenberg; Tom Hedelius has declined re-election; and

•	Arne Mårtensson and Carl-Henric Svanberg be elected Directors of the Board.

Item 11, 12 and 13 Number of Deputy Auditors, Fee to the Auditors and Election of Auditors and Deputy Auditors

According to the Articles of Association, the number of Auditors shall be three and the number of deputy Auditors maximum three. The Auditors and deputy Auditors are elected for a four-year period up to the end of the Annual General Meeting 2007. It is proposed:

•	The number of deputy Auditors be three.
•	The fee to the Auditors be paid on account.
•	Carl-Eric Bohlin and Thomas Thiel be re-elected Auditors and Bo Hjalmarsson be elected Auditor.
•	Stefan Holmström and Jeanette Skoglund be re-elected deputy Auditors and Peter Clemedtson be elected deputy Auditor.

Item 14 Election of Members of the Nomination Committee and Determination of Fee to the Committee

The Company has received proposals for appointment of Claes Dahlbäck, Investor, Anders Ek, Robur, Anders Nyrén, Industrivärden, Lars Otterbeck, Alecta, and Michael Treschow members of the Nomination Committee until the end of the Annual General Meeting in 2004.

Further, the Nomination Committee proposes no fee be paid to the committee for this period.

Item 15 Transfer of Own Stock in relation to the resolution on the Global Stock Incentive Program 2001

Background

The Annual General Meeting of shareholders 2001 in Telefonaktiebolaget LM Ericsson (“Ericsson”) resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the Program. According to the resolution by the Annual General Meeting, transfer should take place prior to the Annual General Meeting 2002. No such transfer had been made pursuant to the resolution prior to the Annual General Meeting 2002, at which the Meeting made a new resolution that the company should be able to transfer own stock as described above prior to the Annual General Meeting of share 2003. In accordance with the resolution, 460,535 shares have been transferred up to March 4, 2003.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting of shareholders to resolve that Ericsson shall have the right to transfer, prior to the Annual General Meeting 2004, a maximum of 30,539,465 shares of series B, or the lower number of shares of series B, which as per March 25, 2003, remains of the original 31,000,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001. Transfer of the shares shall be effected at at a price within the, at each time, registered price interval for the share.

Item 16 Implementation of the Stock Purchase Plan 2003 and on account of this, Amendment of the Articles of Association, Directed Stock Issue, Authoriziation on a Directed Offer to Acquire own Stock and Transfer of Re-purchased Own Stock

Background

The Annual General Meeting of shareholders in Telefonaktiebolaget LM Ericsson (“Ericsson”) 28 March 2001 resolved on inter alia the issuance and purchase of treasury stock in connection with a stock related incentive program, the Global Stock Incentive Program 2001, comprising two parts, a Stock Option Plan 2001 - 2002 and a two-year Stock Purchase Plan.

The Ericsson Board has decided to propose the Annual General Meeting of shareholders to be held on 8 April 2003 a continued stock purchase plan, the Stock Purchase Plan 2003, on the same principles as set out in the stock purchase plan launched in 2001.

In order to implement the Stock Purchase Plan 2003 in a cost effective and flexible manner, the Board proposes the General Meeting of Shareholders to resolve to amend the Articles of Association to the effect that the maximum amount C-shares that can be issued is increased from the present 155,000,000 shares to 158,000,000 shares. Further, it is proposed that a directed share issue of a total of 158,000,000 C-shares is offered to AB and/or Investor AB or subsidiaries of those companies, and the subscription price shall equal the nominal amount of the share (SEK 1), that the Board be authorised to decide on a directed offer to acquire all outstanding C-shares at a price in the interval SEK 1 - SEK 1.10 per share, further that C-shares, subsequent to conversion to B-shares, can be transferred to employees in the Ericsson Group and moreover that a portion of the shares also can be transferred on in order to cover inter alia social security payments.

Reasons for the proposal

Stock related incentives have become an important part of Swedish and international remuneration practice. Therefore the Board of Ericsson finds it important to continue to use stock as a vital incentive within the company. In times of economic decline it is particularly important to encourage the efforts of all employees. Consequently, the Board proposes a continuation of the Stock Purchase Plan directed to all employees. The Board is convinced that offering employees an incentive to become shareholders is of benefit also for the current shareholders.

After two years with economic decline in which employee numbers have almost halved, the extensive participation in the Stock Purchase Plan during 2002 was highly encouraging. It demonstrates a confidence in the future within the company. Ericsson remains a knowledge company in which the creativity and drive of its employees are its primary asset. A new plan, allowing further employee investments during two years and subsequent corresponding matching awards, is proposed to maintain confidence and enhance value of the company.

The latest stock incentive program decided upon in 2001 comprised two complementary parts, the Stock Purchase Plan directed to all employees as well as an employee stock option plan to the senior management and other key contributors. The situation has changed since then. In view of considerable decline in share prices there are new requirements on the design of option plans and for the time being there is no pressure for recruitment in the telecom sector. The Board of Ericsson has thus decided to use the period up to the next annual general meeting of shareholders to evaluate previous option plans and find a stock based incentive for senior management and key contributors designed to meet the company’s needs and the shareholders’ interest.

The Board of Ericsson is convinced that the continuation of annual long-term incentive programs is essential to retain and in the future recruit key personnel and thereby support the company’s future development and creation of value.

Previous incentive programs

Ericsson already has incentive programs according to the below. The figures have, when appropriate, been subject to recalculation as a result of bonus issue, split and new issue of shares.

Convertible debentures

In 1997, convertible debentures of nominal SEK 6,000,000,000 to employees were issued. The convertible debentures are convertible at the option of the holder into B-shares for SEK 41.70 per share through 30 May 2003. Outstanding loans as of 31 December 2002 equalled SEK 4,510,782,694 due 30 June 2003, to the extent not converted.

The 1999 Option Plan

The 1999 Option Plan is based on 1.8 million repurchased B-shares, including shares designated for covering social security payments. In March of 2000, employee options were granted to app. 1,800 key employees and senior executives, corresponding to app. 1.4 million shares. Of the originally granted employee options, there remained, as of 31 December 2002, options outstanding corresponding to app. 1 million shares. Each option entitles the holder to purchase one B-share at SEK 128. The options expire 28 February 2007 and are subject to vesting requirements, meaning that they are exercisable as follows: 30 percent in 2003, an additional 40 percent in 2004 and the remaining 30 percent in 2005.

The Millennium Stock Option Plan

The Millennium Stock Option Plan is based on warrants, i.e. options that entitles the holder to subscribe for app. 81.1 million new B-shares, including options designated for covering social security costs. In January 2000, employee options, corresponding to app. 71.6 million shares, were granted to app. 8,000 key employees and senior executives. Of the originally granted employee options, there remained, as of 31 December 2002, options outstanding corresponding to app. 46 million shares. Each employee option entitles the holder to purchase one B-share for SEK 93.80. The employee options expire 18 January 2007 and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years after the grant.

The Global Stock Incentive Program 2001

The Global Stock Incentive Program 2001 is comprised by two parts, one Stock Option Plan 2001-2002 and one Stock Purchase Plan.

The Stock Option Plan 2001-2002 is based on 120 million B-shares (issued as C-shares, repurchased and converted to B-shares), including shares designated for covering social security payments. In May and November 2001 and in November 2002 employee options, corresponding to app. 101.4 million shares, were granted to app. 15,000 key employees. Of the originally issued employee options, there remained, as of 31 December 2002, employee options outstanding corresponding to app. 91 million shares. Each employee option entitles the holder to purchase one B-share for SEK 30.50 (the May 2001 grant), SEK 25.70 (the November 2001 grant) and SEK 7.80 (the November 2002 grant), respectively. The options expire 14 May 2008 (the May 2001 grant), 19 November 2008 (the November 2001 grant) and 11 November 2009 (the November 2002 grant) and are subject to vesting requirements, meaning that one third is exercisable after one year, another third after two years and the last third after three years after the grant.

The Stock Purchase Plan is based on 35 million B-shares (issued as C-shares, repurchased and converted to B-shares), including shares designated for covering social security payments. Participants were able to, during a period of up to 24 months, save up to 7.5 percent of the gross salary, not exceeding SEK 50,000 per twelve-month period, for purchase of B-shares. If the purchased shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of B-shares free of consideration, a so called matching.

The Stock Purchase Plan was implemented in 2002 and a majority of the employees were invited to participate. During 2002, app. 27,000 employees in 71 countries participated in the plan and invested in app. 29.6 million shares. The initially scheduled 24-month period of employee salary deductions and investments was closed already in the autumn of 2002 since all shares included in the plan had been reserved for future matching and for covering social security payments earlier than expected due to the low share price. There will be no further employee investments made under the plan. As of 31 December 2002, app. 2.5 million shares, of the totally 35 million shares available, had been either transferred to employees through premature matching as a result of redundancy or sold on in order to cover the social security payments, which had occurred due to the matching.

The preparation of the matter

The proposal on the Stock Purchase Plan 2003 to the General Meeting of Shareholders has been prepared by the Remuneration Committee of the Board consisting of the following Board Members: Peter Sutherland (chairman of the Committee), Lena Torell, Michael Treschow and Per Lindh. The Remuneration Committee briefed the Board on the main features of a new incentive program at the Board Meetings held 19 December 2002 and 2 February 2003. At the Board Meeting 26 February 2003, the Board decided that a proposal on Stock Purchase Plan 2003 should be presented for the General Meeting of Shareholders. The chairman of the Board, Michael Treschow, was authorised to finalise the details of the proposal. The proposal, in its final form, was completed 4 March 2003. No employee who may be included in the program has participated when preparing the program, with exception for the Remuneration Committee’s employee representative and those officials who have prepared the matter for the Remuneration Committee.

Costs

The Board estimates that the Stock Purchase Plan 2003 will give rise to costs as set out below. The costs shall be compared with Ericsson’s total remuneration costs, which 2002 amounted to app. 47 billion, including social security fees. Each cost item has an effect on the consolidated income statement, but only the administration costs will have effect on the cash flow.

Costs that affect income statement and cash flow

•	Administration costs have been estimated to totally app. SEK 27 million, unevenly distributed over the plan period, up to and including 2008.

Costs that affect the income statement, but will not have an effect on the cash flow

•	Social security charges as a result of the transfer of shares to employees have been estimated to range between app. SEK 250 million and app. SEK 1,300 million based on an average share price at matching of shares between SEK 10 and SEK 50.

•	Compensation costs corresponding to the value of matching shares transferred to employees have been estimated to app. SEK 900 - 1,000 million over the plan period 2003 - 2008. The estimation is based on the level of participation in the Stock Purchase Plan launched in 2001 and the assumption that the average share price during the two year contribution period will not be below SEK 7. The compensation costs are calculated as the number of matching shares multiplied with the price for the share on the day for the investment and are distributed over the vesting period, i.e. the period of 3 years between the investment and the matching.

Dilution and effects on important key figures

The Company has issued 15,974,258,678 shares, of which 152,993,689 shares were held as treasury stock as per February 26, 2003. The Stock Purchase Plan 2003 requires a total of 158,000,000 shares, corresponding to app. 0.99 percent of the total number of issued shares and app. 1 percent of the number of outstanding shares. Including existing incentive programs, the number of shares covered by such programs, including shares to cover social security payments, amounts to app. 356 million1, corresponding to app. 2.25 percent of the number of outstanding shares.

Out of the 158,000,000 shares under the Stock Purchase Plan, 132,000,000 shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.83 percent on earnings per share. The dilutive effect of the matching shares, 0.83 percent, is not effected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will, however, be no dilutive effect on earnings per share of the 26,000,000 shares, which may be transferred at as the shares are sold at actual market value.

PROPOSAL

1.	The Stock Purchase Plan 2003

The Ericsson Board proposes that the General Meeting of Shareholders resolves on a Stock Purchase Plan 2003, including 158,000,000 shares of series B, according to the principle guidelines below. No more than half the number of the shares under the plan, i.e. no more than 79,000,000 shares,

1	Options which have been forfeited and the convertible debentures issued 1997, which are approaching last day for conversion and still out of the money, are excluded from the figure.

may be related to the employees’ savings during the plan’s first 12-month period.

a)	Employees who participate in the Stock Purchase Plan 2003 shall, during a 24 months period from the implementation of the plan, be able to save up to 7.5 percent of gross salary, not exceeding SEK 50,000 per 12-month period, for the purchase of shares of series B. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B free of consideration.

b)	All employees within the Ericsson Group, except for what is mentioned in item c) below, i.e. app. 60,000 persons, will be offered to participate in the Stock Purchase Plan 2003.

c)	Participation in the Stock Purchase Plan 2003 presupposes that such participation is legally possible as well as possible with reasonable administrative costs and financial efforts according to the assessment of Ericsson.

In order to implement the Stock Purchase Plan 2003 according to the above, the Board proposes resolutions as set out below.

2.	Amendment of the Articles of Association

Amendment of the Articles of Association to the effect that the number of shares of series C which may be issued is changed from 155,000,000 shares as a maximum, as presently stipulated, to 158,000,000 shares as a maximum (Section 6).

2.	Directed share issue

Increase of Ericsson’s share capital by SEK 158,000,000 through an issue of 158,000,000 shares of series C, each share of nominal SEK 1.

The issue shall be subject to the following further terms.

a)	The new shares shall - with deviation from the shareholders’ preferential right to subscribe for shares - be subscribed for only by AB and/or Investor AB or subsidiaries of those companies.

b)	The new shares shall be subscribed during the period 22 April 2003 - 30 April 2003. Over-subscription is not permitted.

c)	The new shares shall be issued at a price of SEK 1 per share.

d)	Payment for subscribed shares shall be made at subscription.

e)	The new shares shall entitle a dividend at an amount corresponding to STIBOR 360 days from 30 April 2003 up to and including 30 April 2004 calculated on the nominal amount of the company’s share.

f)	It is noted that the new shares will be subject to restrictions as set forth in Chapter 3, Section 1, paragraph 6 and Chapter 6, Section 8 in the Companies Act.

4.	Authorisation for the Board to decide on a directed offer to acquire own shares

Authorisation for the Board to decide on acquisition of shares of series C in Ericsson on the following terms.

a)	Acquisitions may be made through a public offer to all owners of shares of series C in Ericsson.

b)	The authorisation is valid and may be exercised until the Annual General Meeting of shareholders 2004.

c)	The number of shares of series C permitted to be acquired shall amount to 158,000,000.

d)	Acquisition of shares shall be made at a price in the interval SEK 1 - SEK 1.10 per share.

e)	Payment for acquired shares shall be made in cash.

The Board will, after acquisition of shares of series C and in accordance with provisions in the Articles of Association, decide on conversion of all shares of series C to shares of series B.

5.	Transfer of repurchased own shares

Transfer of repurchased own shares on the following terms.

a)	No more than 158,000,000 shares of series B can be transferred.

b)	Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the Stock Purchase Plan 2003. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer free of consideration shares to its employees covered by the terms of the Stock Purchase Plan 2003.

c)	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the Stock Purchase Plan 2003, i.e. during the period from 15 November 2003 up to and including 15 November 2008.

d)	Employees covered by the terms of the Stock Purchase Plan 2003 shall, subject to certain conditions, receive shares free of consideration.

e)	Further, Ericsson shall have the right to, prior to the Annual General Meeting of Shareholders 2004, transfer no more than 26,000,000 shares of series B, out of the holding of 158,000,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at at a price within the, at each time, registered price interval for the share.

The reasons for deviation from shareholders preferential rights and the base for determination of the issue price and transfer prices are as follows.

The issue of shares, the acquisition and the transfer of own shares form a part of the implementation of the Stock Purchase Plan 2003. The Board considers it to be to an advantage for Ericsson and its shareholders that the employees are induced to become shareholders in Ericsson.

The base for determination of the issue price and the transfer prices is seen from the Board’s proposal under relevant headings above.

Special authorization for the managing director

Finally, the Board proposes that the managing director be authorised to make such minor adjustments in the above proposal that may be necessary in connection with the registration procedure with the Patent and Registration Office.

Supermajority

The resolution on implementation of the Stock Purchase Plan 2003 and, on account of this, amendment of the Articles of Association, directed share issue, authorisation for the Board to decide on a directed offer to acquire own shares and transfer of repurchased own shares shall be made as one “package”. Accordingly, the supermajority rules in the Leo Act shall apply, meaning that 90 per cent of the shares and votes represented at the General Meeting of Shareholders must vote to approve of the package.

Stockholm, March 2003

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 10, 2003